October 24, 2011

Mr. Jay Ingram

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re:	Gerdau S.A. Form 20-F for the Year Ended December 31, 2010 Filed June 2, 2011 File No. 001-14878

Dear Mr. Jay Ingram:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated September 26, 2011, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2010 filed on June 2, 2011.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your disclosure of the 20 million tonne coal reserves for the Cleary Holding Corporation and the iron ore resource statements of 2.9 billion tonnes for your Iron Ore operations. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7 or Rule 12b-4 of the Exchange Act. The information requested includes, but is not limited to:

•                  Property and geologic maps,

•                  Description of your sampling and assaying procedures,

•                  Drill-hole maps showing drill intercepts,

•                  Representative geologic cross-sections and drill logs,

•                  Description and examples of your cut-off calculation procedures,

•                  Cutoff grades used for each category of your reserves and resources,

•                  Justifications for the drill hole spacing used to classify and segregate proven and probable reserves,

•                  A detailed description of your procedures for estimating reserves,

•                  Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses, and

•                  A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Response:

In response to the Staff’s request, the requested materials have been sent by air courier to our counsel who will deliver the CD with a letter concerning confidential treatment and the return of the material. As a convenience, the files have been attached in the extensions .pdf, .dwg and .dxf. The files with the .dwg and .dxf extension can be seen through the software DWG Viewer or Autocad.

Comment No 2

Please state your reserves separately as proven and/or probable reserves. Proven reserves presented in accordance with Industry Guide 7 may be combined with probable reserves only if the difference in the degree of assurance between the two classes of reserves cannot be readily defined and a statement to that effect is including with your disclosure. Absent this condition, proven and probable reserves should always be segregated.

Response:

In response to the Staff’s request, the requested materials have been sent by air courier to our counsel who will deliver the CD with a letter concerning confidential treatment and the return of the material. Please find in the CD a file named as 2 - Preliminary Evaluation of the Geological Resources of Gerdau Açominas.pdf, which states our reserves separately as proven and probable.

Comment No 3

We note your annual production of 1,000,000 tonnes of coking coal at your Cleary Holding Corporation. Supplementally provide us with your annual production for the last 3 years along with the average price or the transfer price received for your salable coal. Please discuss the changes to your reserves due to continued production and coal price changes.

Response:

In response to the Staff’s request, follows supplemental information regarding our coking coal unit.

Cleary Holdings Corp. has annual metallurgical coke production capacity of 1.0 million tonnes and estimated coking coal reserves of 20 million tonnes. Its total production is currently allocated to the export market. This acquisition was consistent with the strategy of guaranteeing the supply of coking coal or metallurgical coke for steel production at Gerdau’s integrated plants.

Currently our coking coal mines are not producing relevant levels of coking coal, only 100,000 tonnes per year. The coking coal from our mines is partially used in the metallurgical coke production and partially can be used in our integrated mills units in Brazil. Considering the low level of production there aren’t many changes in our reserves. Most of the coking coal needed for the production of metallurgical coke is purchased in the Colombian market, with spot price. The table bellow shows the metallurgical and reactive coke production since 2009, we do not have data for the year of 2008.

Cleary Holding Production (tonnes)

	2009	2010
Metallurgical Coke	279,475	565,766
Reactive coke	2,323	130,249
Total	281,798	696,015

Average Price

	2009	2010	2011 YTD-Aug
Metallurgical coke	USD 183.73	USD 345.45	USD 368.11
Reactive Coke	USD 238.76	USD 306.74	USD 323.26

Comment No 4

We note your disclosure that fluctuations in the foreign exchange rate between the US dollar and the Brazilian real is a significant factor that affected your financial results in both 2009 and 2010. However, it does not appear that you have discussed the material impact of such fluctuations on your income from operations in the year-over-year discussion of your financial results. In future filings, please describe and quantify the specific impact of the exchange rate within your year-over-year discussion so that it is clear how such fluctuations in the exchange rate, in addition to other factors, materially impacted your financial results. See Item 5.A.3. of Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the foreign exchange variations impact on its financial results and we intend to include in future filings similar disclosure as presented below:

The lower foreign exchange variation between the US dollar and the real in the period (an appreciation of the real against US dollar of 25.5% in 2009, versus 4.3% in 2010) was the main factor responsible for the negative financial result in the period, which compares with the positive financial result recorded last year. In 2009, Gerdau’s financial result included a gain from the appreciation of the Brazilian real against the U.S. dollar in the period on the translation of foreign-denominated asset balances (export receivables) and liability balances (primarily dollar-denominated debt contracted by Brazilian companies) in the amount of R$ 1,060.9 million. In 2010, this gain amounted only R$ 104.4 million.

Comment No 5

We note that your discussion does not fully discuss the factors that led to the changes in various line items from period-to-period, and does not always quantify these factors when they are provided. For example, when discussing net sales in the Brazil Business Operation, you mention that you gave price discounts to customers, that the manufacturing industry played an “important role” in the increase in demand, and that demand “remains robust” in the construction industry. However, the individual impact of each of these factors, and whether there were other factors contributing to the increase in net sales, is unclear. Further, you do not describe the business reasons behind such factors, such as the discounts granted to customers. These are just examples. In future filings, please identify the factors leading to the changes in your line items from period-to-period for each of your Business Operations, and quantify these factors where possible. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 5.A.1. of Form 20-F and SEC Release No. 33-8350.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state clearly the factors that led to the changes in its line items from period-to-period for each of its Business Operations, and quantify these factors where possible and we intend to include in future filings similar disclosure as presented below:

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Net Sales

Net Sales by Business Operations(*) (R$ million)	Year ended December 31, 2010	Year ended December 31, 2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Brazil	13,013	10,596	22.8%
North America	8,836	8,294	6.5%
Latin America	3,487	3,137	11.2%
Specialty Steel	6,611	4,777	38.4%
Intercompany Eliminations	(554)	(264)	109.8%
Total	31,393	26,540	18.3%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

In 2010, consolidated net sales increased in relation to 2009 (see table above), driven by the increased shipments (+24%), despite the lower net sales per tonne sold (-4.7%). In 2010, consolidated shipments grew in all business operations, especially in those operations with greater exposure to the Brazilian market and to the auto industry.

In absolute figures, the Brazil Business Operation was the highlight of net sales growth in 2010, supported by the increased shipments (+28.4%), especially in the Brazilian market (+29.2%). This growth in shipments compensated the reduction of 6.1% in net sales per tonne, from R$ 1,997 in 2009 to R$ 1,875, driven by price discounts granted to customers in the domestic market during the fourth quarter of 2010, in order to be more competitive, when the appreciation of the Real stimulated imports of long steel products to Brazil. In the Brazil Business Operation, the manufacturing industry, which represents from 40 to 45% of this Business Operation shipments, played an important role in the recovery in demand, fueled by the 21% growth in capital goods production in 2010, according to the Brazilian Institute of Geography and Statistics

(IBGE). In the Brazilian market, demand remains robust in the construction industry, as confirmed by the growth of 11.6% in Construction GDP forecast for 2010, according to Sinduscon, an industry trade union. Construction represents from 50% to 55% of the Brazilian Business Operation shipments. Considering the consistent GDP growth forecasted for Brazil and the future events coming on stream like Olympic Games and World Cup, the industry and construction segments should continue in a sustainable level. For further details, see trend Information.

The Specialty Steel Business Operation also posted significant growth in net sales, led by the shipments growth (+ 48.4%) at its operations in Brazil (+ 45.2%) and the United States (+64.0%). This growth in shipments compensated the reduction of 6.8% in net sales per tonne, from R$ 2,566 in 2009 to R$ 2,392 in 2010, mainly in Brazil and Spain. In the Specialty Steel Business Operation, the highlights in shipments were the operations in Brazil and the United States, which benefitted from the strong recovery in the auto industry, with vehicle production growing 14% in Brazil and 36% in the United States. The automotive industry is the main consumer market of this Business Operation and should continue in a good pace for the rest of 2011, taking in consideration the forecast from the automobile associations in Brazil and USA. For further details, see trend Information.

The North America Business Operation posted growth in net sales, led by the shipments growth of 16.4% partially offset by the reduction of 8.4% in the net sales per tonne, from R$ 1,681 in 2009 to R$ 1,539 in 2010 due to the devaluation of the US dollar against the real in the period. In the North America Business Operation, the manufacturing industry was also the main driver of the recovery in shipments. The Institute for Supply Management (ISM), the main indicator of industrial production in North America, reached 58.5 in December 2010, with a reading above 50 indicating growth. The infrastructure and non-residential segments continued to present weak and stable demand. Considering the better demand from manufacturing industry, the Company has been increasing its exposure to this consuming market, which used to be around 20% of shipments in previous years and now is close to 30%.

The Latin America Business Operation posted similar performance, with growth in net sales, led mainly by the shipments growth of 9.7%, especially in its operations in Argentina and Mexico, countries in which GDP growth was estimated at 9% and 5%, respectively. Net sales per tonne slightly increased from R$ 1,557 in 2009 to R$ 1,577 in 2010.

Comment No 6

We note that you frequently cite the net sales per tonne for your various Business Operations. In future filings, please present such information in a chart within your Operating and Financial Review and Prospects so that the significance of this figure for each of your Business Operations is apparent.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to present in a chart the net sales per tonne for the Business Operations and we intend to include in future filings similar disclosure as presented below:

Net Sales per tonne by Business Operations(*) (R$)	Year ended December 31, 2010	Year ended December 31, 2009	Variaton Year ended December 31, 2010/ Year ended December 31, 2009
Brazil	1,875	1,997	-6,1%
North America	1,539	1,681	-8,4%
Latin America	1,577	1,557	1,3%
Specialty Steel	2,392	2,566	-6,8%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

Comment No 7

We note that the current discussion of your cost of sales does not quantify the reasons for the changes in your cost of revenues from period-to-period. This discussion of cost of revenues should address your main cost drivers and how it impacted your gross profit. For example, you note the increase of cost of sales as compared to the increase in net sales, and how this impacted gross profit and margin, but you do not specify the reasons why cost of sales increased, aside from noting that there were higher raw material prices. In future filings, please include an analysis of the specific cost drivers, such as the increase in raw material prices, and quantify the specific impact on your cost of sales.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to state the reasons for the changes in the cost of sales and we intend to include in future filings similar disclosure as presented below:

Cost of Sales and Gross Profit

Net sales, Cost of		Year ended December 31,		Variation Year ended December 31, 2010/ Year ended
Sales and Gross Profit(*)		2010	2009	December 31, 2009
Brazil	Net sales (R$ million)	13,013	10,596	22.8%
	Cost of Sales (R$ million)	(10,179)	(7,516)	35.4%
	Gross Profit (R$ million)	2,834	3,080	-8.0%
	Gross margin (%)	21.8%	29.1%
North America	Net sales (R$ million)	8,836	8,294	6.5%
	Cost of Sales (R$ million)	(7,998)	(7,703)	3.8%
	Gross Profit (R$ million)	838	591	41.8%
	Gross margin (%)	9.5%	7.1%
Latin America	Net sales (R$ million)	3,487	3,137	11.2%
	Cost of Sales (R$ million)	(3,021)	(3,070)	-1.6%
	Gross Profit (R$ million)	466	67	595.5%
	Gross margin (%)	13.4%	2.1%
Specialty Steel	Net sales (R$ million)	6,611	4,777	38.4%
	Cost of Sales (R$ million)	(5,312)	(4,384)	21.2%
	Gross Profit (R$ million)	1,299	393	230.5%
	Gross margin (%)	19.6%	8.2%
Intercompany Eliminations	Net sales (R$ million)	(554)	(264)	109.8%
	Cost of Sales (R$ million)	637	368	73.6%
	Gross Profit (R$ million)	83	1034	-19.4%
Total	Net sales (R$ million)	31,393	26,540	18.3%
	Cost of Sales (R$ million)	(25,873)	(22,305)	16.0%
	Gross Profit (R$ million)	5,520	4,235	30.4%
	Gross margin (%)	17.6%	16.0%

(*)                                 The information above does not include data from jointly controlled entities and associate companies.

On a consolidated basis, the increase in cost of sales in 2010 from 2009 (see table above) is explained by the increase in shipments in the period and the higher raw material prices, mainly metallic inputs, which represented 37% of sales cost in 2009 and increased to 49% in 2010 (an increase of R$ 4,393 million). However, the increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, which led to gross margin expansion, especially in the Specialty Steel and Latin America Business Operation.

In the Specialty Steel Business Operation, as mentioned above, the increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, a consequence of increased shipments (+48.4%). This can be evidenced by the reduction of 18.4% in cost of sales per tones compared to a decrease of 6.8% in net sales per tonne during the compared period. This performance led to a significant increase in gross profit and margin.

The North America Business Operation presented the same performance, but in a lesser extent. The increase in cost of sales was lower than the increase in net sales due to the higher dilution of fixed costs, a consequence of increased shipments (+16.4%), which can be evidenced by the reduction of 10.8% in cost of sales per tonne compared to a decrease of 8.4% in net sales per tonne during the compared period. This performance led to an increase in gross profit and margin.

In the Latin America Business Operation, the reduction in cost of sales compared to an increase in net sales due to the higher dilution of fixed costs allowed the growth in gross profit and margin.

In the Brazil Business Operation, despite the dilution of fixed costs due to the increased shipments in 2010, the mismatch between the increases in raw material prices and the pass-through to steel prices led to a reduction in gross profit and gross margin compression in relation to 2009.

Comment No 8

We note your statement that the information regarding your material financial agreements outstanding at year end 2009 are contained in your 2009 Annual Report on Form 20-F. In future filings, please include all of the information required by Item 5.B. of Form 20-F within your current Annual Report on Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include all of the information required by Item 5.B. of Form 20-F within the current Annual Report on Form 20-F.

Comment No 9

In future filings, please clearly disclose the current position of each officer and clearly state which individuals currently serve on the board of directors. For example, it is unclear from the current disclosure whether Klaus Gerdau Johannpeter is currently an executive officer or member of the board of directors, or both.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to clearly state which individuals currently serve on the board of directors and we intend to include in future filings similar disclosure as presented below:

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

The following is a brief biography of each of the Company Directors and Officers:

JORGE GERDAU JOHANNPETER (73) has worked for the Gerdau Group since 1954. He and his brothers, Germano, Klaus and Frederico, started their careers as apprentices. Jorge Johannpeter became an Executive Officer in 1971 and a member of the Board of Directors in 1973. In 1983, he became Chairman of the Board of Directors and President of the Company. In 2002, after the implementation of the new corporate governance structure, he also became the President of the Gerdau Executive Committee (CEO). Since January 2, 2007, Jorge Johannpeter retired from the Gerdau Executive Committee and has been served exclusively as a member of the Board of Directors, as its President. He holds a degree in Law from the Federal University of Rio Grande do Sul.

GERMANO HUGO GERDAU JOHANNPETER (78) has worked for the Gerdau Group since 1951. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973.  In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors and has been served exclusively to the Board of Directors. He holds a degree in Business Administration from the Getúlio Vargas Foundation.

KLAUS GERDAU JOHANNPETER (74) has worked for the Gerdau Group since 1954. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. In 2002, under the new corporate governance structure, he became a Vice Chairman of the Board of Directors and has been served exclusively to the Board of Directors. He holds a degree in Civil, Electrical and Mechanical Engineering from the Federal University of Rio Grande do Sul.

FREDERICO CARLOS GERDAU JOHANNPETER (67) has worked for the Gerdau Group since 1961. He became an Executive Officer in 1971 and has been a member of the Board of Directors since 1973. Under the new Corporate Governance structure, he also became Senior Vice President of the Gerdau Executive Committee until December, 2006.  From January 2, 2007, he has served exclusively as a Vice Chairman of the Board of Directors. He holds a degree in Business Administration from the Federal University of Rio Grande do Sul and a master’s degree in Business, Finance, Costs and Investments from the University of Cologne, Germany.

ANDRÉ PINHEIRO DE LARA RESENDE (59) was elected as an Independent Board Member in 2002 and served exclusively to the Board of Directors. He graduated in Economics from the Pontifical Catholic University in Rio de Janeiro (PUC), and holds a master’s degree from the Postgraduate School of Economics of the Getúlio Vargas Foundation and a PhD from the Massachusetts Institute of Technology in Cambridge, Massachusetts, USA. André Pinheiro de Lara Resende is also a member of the Board of Alps Funds. He was formerly President of the Brazilian National Bank for Economic and Social Development (BNDES), Special Advisor to the President of Brazil, Managing Partner of Banco Matrix S.A., Brazil’s chief foreign debt negotiator, Executive President of Companhia Siderúrgica Tubarão (CST), Executive Vice President and member of the Board of Unibanco — União de Bancos Brasileiros S.A., Director of Brasil Warrant Administração de Bens e Empresas Ltda., a member of the Board of Directors of Cia. Ferro Brasileiro S.A., a member of the Board of Directors of Lojas Americanas S.A., Managing Partner of Banco de Investimento Garantia and Manager of Public Debt and Open Market of the Brazilian Central Bank.

André Pinheiro de Lara Resende was a member of the Board of Directors until April 26, 2011 (see item 8.B “Significant Changes” below).

AFFONSO CELSO PASTORE (70) was elected as an Independent Board Member in 2002 and does not hold any other office in Gerdau S.A. He holds a degree in Economics from the University of São Paulo and a PhD in Economics from the same university. Affonso Celso Pastore is also Professor at the Getulio Vargas Foundation in Rio de Janeiro and an independent economics advisor. He was the Secretary of the São Paulo Treasury Department and President of the Brazilian Central Bank.

OSCAR DE PAULA BERNARDES NETO (63) was elected as an Independent Board Member in 2002 and does not hold any other office in Gerdau S.A. He holds a degree in Chemical Engineering and Business Administration from the Federal University of Rio de Janeiro (UFRJ). He is president and director of the Latin America Internet Development Group and executive partner of Íntegra Associados, Reestruturação Empresarial Ltda. He is also a member of the boards of several companies in Brazil and abroad, including Suzano BahiaSul S.A., Satipel Industrial S.A., Grupo RBS, São Paulo Alpargatas S.A., Delphi Corporation (United States) and Johnson Electric (Hong Kong). He is a member of the Consultative Councils of Bunge Brasil, Alcoa Brasil and Veirano.

ANDRÉ BIER GERDAU JOHANNPETER (47) has worked for the Gerdau Group since 1980. He is the President of the Company, in the position of Chief Executive Officer (“CEO”) since January, 2007. He graduated in Business Administration from the Pontifical Catholic University in Rio Grande do Sul (PUC — RS). He studied General Business Administration at the University of Toronto (Canada), Marketing at the Ashridge Business School (UK), and Advanced Management at the Wharton School, University of Pennsylvania (United States). At the beginning of 2008 he became also a member of the Board of Directors.

CLAUDIO JOHANNPETER (46) joined the Company in 1982. He became an executive officer in 1997, and holds the position of Chief Operating Officer (“COO”) since January, 2007. He graduated in Metallurgical Engineering from the Federal University of Rio Grande do Sul (UFRGS) and studied Operations Management at the University of London, Executive Development at Penn State (United States), and in the Advanced Management Program at Harvard (United States). At the beginning of 2008 he became also a member of the Board of Directors.

OSVALDO BURGOS SCHIRMER (59) joined the Company in 1986 and was appointed Financial Executive Officer in 1987. He was promoted to the position of Executive Vice President of the Gerdau Executive Committee in 2002, while retaining the positions of Chief Financial Officer (CFO) and Investor Relations Executive Officer of Gerdau S.A. Osvaldo Burgos Schirmer graduated in Business Administration from the Federal University of Rio Grande do Sul in 1973, and holds an MBA from Illinois University. He previously held a position as an executive officer at the Iochpe-Maxion Group, a holding company for companies in the auto parts and railroad equipment sectors.

MARIO LONGHI FILHO (56) joined the Company in 2005 as Executive Vice President, member of the Gerdau Executive Committee.  Mário graduated in Metallurgical Engineering from Instituto Mauá de Tecnologia, São Paulo. Before joining Gerdau Group, Mário had a successful career at Alcoa, where he became Vice President, heading global operations and member of the Executive Committee.

EXPEDITO LUZ (58) has worked for Gerdau since 1976 and in 1989 became an Executive Officer of the Legal Department. He was appointed to the Board of Directors in 2001 and under the new corporate governance structure he is now Secretary-General of the Board of Directors. In 2009 Expedito was appointed as Executive Vice President, Legal and Compliance and assigned as an effective member of the Gerdau Executive Committee. Expedito Luz graduated in Law from the Federal University of Rio Grande do Sul in 1975 and obtained a master’s degree in Law from the Columbia Law School in New York in 1980.

PAULO FERNANDO BINS DE VASCONCELLOS (65) joined the Company in 1972. In 2002, he was appointed Executive Vice President of the Gerdau Executive Committee. He is now responsible for the Specialty Steel Operations in Brazil, United States and Europe. He holds a degree in Metallurgical Engineering.

Paulo Fernando Bins de Vasconcellos was an Officer (Vice President) and a member of the Gerdau Executive Committee until May 31, 2011 (see item 8.B “Significant Changes” below).

ALFREDO HUALLEM (64) has worked for the Gerdau Group since 1975, He was promoted to Executive Officer in 1993 and since December 2007, he also became member of the Gerdau Executive Committee responsible for the Business Operation Long Steel Brazil. Since July 2009, keeping his position as an Executive Committee member, Alfredo was assigned responsible for Gerdau Commercial Process.  He graduated in Metallurgical Engineering from the UFF — Universidade Federal Fluminense, Economic Engineering from the Pontifical Catholic University of Rio de Janeiro, and Strategic Marketing from Stanford.

MANOEL VITOR DE MENDONÇA FILHO (53) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer in 2001. Manoel Vitor graduated in Metallurgical Engineering from Federal University of Minas Gerais in 1982, and holds an MBA from the Getúlio Vargas Foundation.

FRANCISCO DEPPERMANN FORTES (47) has worked for the Gerdau Group since 1985 and was promoted to Executive Officer and Executive Vice President of the Gerdau Executive Committee in 2011. He graduated in Metallurgical Engineering at the Federal University of Rio Grande do Sul — UFRGS - in 1985, obtained a master degree in Business also from UFRGS in 2001. In 2008 concluded the Gerdau Business program and holds a degree from Stanford Executive Program (2010).

RICARDO GIUZEPPE MASCHERONI (49) has worked for the Gerdau Group since 1983 and was promoted to Executive Officer and Executive Vice President of the Gerdau Executive Committee in 2011. He graduated in Economics at Catholic University of Petrópolis - UCP - RJ, in 1982, with a degree in Marketing from PUC — RJ in 1983. Concluded the Gerdau Business Program in 2008.

The structure of the Board of Directors and of the Gerdau Executive Committee, on May 03, 2011, is clarified in the table below:

Board of Directors

Chairman:

Jorge Gerdau Johannpeter

Vice Chairmen:

Germano Hugo Gerdau Johannpeter

Klaus Gerdau Johannpeter

Frederico Carlos Gerdau Johannpeter

Board members:

Andre Bier Gerdau Johannpeter

Claudio Johannpeter

Affonso Celso Pastore

Oscar de Paula Bernardes Neto

Statutory Board of Executive Officers

Chief Executive Officer (CEO):

Andre Bier Gerdau Johannpeter

Chief Operating Officer (COO):

Claudio Johannpeter

Vice-Presidents:

Mario Longhi Filho

Paulo Fernando Bins de Vasconcellos

Alfredo Huallem

Manoel Vitor de Mendonça Filho

Francisco Deppermann Fortes

Ricardo Giuzeppe Mascheroni

Vice-President and Legal and Compliance Officer

Expedito Luz

Vice-President, Chief Financial Officer (CFO) and Investor Relations Officer:

Osvaldo Burgos Schirmer

Comment No 10

Please disclose details relating to the Compensation and Succession Committee, including a summary of the terms of reference under which the committee operates. See Item 6.A.C.3. of Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to disclose details relating to the Compensation and Succession Committee, including a summary of the terms of reference under which the committee operates and we intend to include in future filings similar disclosure as presented below:

The Compensation and Succession Committee is responsible for:

General duties:

•      expressing an opinion on the Company’s organizational structure, suggesting policies for the selection, retention and succession of executive officers and recommending the applicable measures to the Board of Directors;

•      expressing an opinion on short- and long-term variable compensation plans (including stock option plans), benefits and pensions for executive officers;

•      expressing an opinion on general pay increases, defining the overall amounts for variable compensation and the granting of stock options;

•      reviewing and monitoring the program for development of the CEO, COO, and of the other members of the Executive Committee, suggesting strategies for their professional development;

Regarding the human resources strategies:

•      reviewing and monitoring the human resources strategies in accordance with the Company’s vision, mission and values, in accordance with the Executive Committee’s proposal, and submitting them to the approval of the Board of Directors.

Regarding benefit plans:

•      expressing an opinion on the investment and risk allocation policies set forth for each benefit plan submitted by the Executive Committee, monitoring the choice of investments in view of the beneficiaries’ age bracket;

•      expressing an opinion on the benefit policies submitted by the Executive Committee; and

•      expressing an opinion on the performance of investment and benefit plans managers.

Regarding the evaluation and compensation of the Executive Committee’s members

•      choosing, among the Company’s objectives and targets, those that are relevant for determining the compensation of the Executive Committee’s members, taking into account the processes under its responsibility;

•      reviewing the CEO’s evaluation of the performance of the other Executive Committee’s members, bearing in mind the above-mentioned objectives and targets; and

•      evaluating and endorsing the CEO’s recommendations with regard to the compensation of the Executive Committee’s members, proposing them to the Board of Directors.

Comment No 11

In future filings, please disclose, on an individual basis, the options granted to each individual listed, including the title and amount of securities called for by the options, the exercise price, the purchase price, if any, and the expiration date of the options. See Item 6.E.1. of Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include the options granted to each individual listed in the Item 6.E and we intend to include in future filings similar disclosure as presented below:

Exercise price	6.78	10.58	10.58	12.86	17.50	26.19	14.91	29.12	22.61
Grant date	dec/03	dec/04	dec/04	dec/05	dec/06	dec/07	dec/08	dec/09	dec/10
Vesting date	jan/09	jan/10	jan/08	jan/11	jan/12	jan/13	jan/14	jan/15	jan/16
Expiration date	dec/13	dec/14	dec/14	dec/15	dec/16	dec/17	dec/18	dec/19	dec/20
Affonso Celso Pastore	17,640	15,728		14,253	11,143	7,743	13,602	7,411	12,738
Andre P de Lara Resende				14,253	11,143	7,743	13,602	7,411	12,738
Frederico C G Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	131,518	108,271
Germano H G Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	131,518	63,689
Jorge Gerdau Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	131,518	127,377
Klaus Gerdau Johannpeter	132,301	114,395	57,198	258,383	189,874	131,995	245,771	131,518	63,689
Oscar de P Bernardes Neto	17,640	15,728		14,253	11,143	7,743	13,602	7,411	12,738
Alfredo Huallem	15,454	9,904		8,977	6,981	6,453	12,616	7,460	11,384
Andre Bier Johannpeter					12,480	28,541	69,316	37,089	99,360
Claudio Johannpeter	18,522	17,694	8,847	16,012	12,480	27,300	66,090	35,364	94,737
Expedito Luz				9,260	7,726	5,369	14,822	7,931	10,624
Manoel Vitor de M Filho	15,454	9,904		8,977	6,981	17,869	12,200	16,830	9,544
Osvaldo Burgos Schirmer	18,522	17,694		16,012	12,480	8,673	17,297	9,255	12,397
Paulo F B de Vasconcellos					12,480	8,673	16,652	8,910	11,935

Note: shares granted are all preferred shares.

Comment No 12

In future filings, please provide the portion of each class of securities held in the United States and the number of record holders in the United States. See Item 7.A.2. of Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide the portion of each class of securities held in the United States and the number of record holders in the United States.

Comment No 13

We note that you have provided a general description of your related party transactions, but do not provide the specifics of such transactions as required by Item 7.B. of Form 20-F. In future filings, please provide all information required by this item. Please provide us with draft disclosure showing how you will present this information in future filings.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide the specifics of related party transactions as required by Item 7.B of Form 20-F. and we intend to include in future filings similar disclosure as presented below:

			Original Amount				Outstanding Amount
						Termination or		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	extinction	December 31,	during the period
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2010	covered

1	Surety for company Dona Francisca Energética in a R$29,198 thousand loan granted by the IDB in 2001. No remuneration.	Associated	29,198	05/15/01	06/2013	Settlement of the agreement	3,029	7,243

2	Surety for company Dona Francisca Energética in a R$72,156 thousand loan granted by the BNDES in 2003. No remuneration.	Associated	72,156	07/15/03	12/2014	Settlement of the agreement	13,799	22,810

3	Surety for company Dona Francisca Energética in a R$37,448 thousand loan granted by Banco Bradesco in 2003. No remuneration.	Associated	37,448	06/16/03	12/2014	Settlement of the agreement	8,402	13,800

4	Surety for company Dona Francisca Energética in a swap transaction with Banco Votorantin. No remuneration.	Associated	13,218	04/17/03	11/2013	Settlement of the agreement	5,565	8,665

5	Indac Ind. e Com. S.A. stands surety for our Company in all loans with the BNDES, and debentures of the 7th, 8th, 9th, and 11th issue, with no restrictions on amounts and date. Remuneration of 0.95% p.a. on the amount payable (R$10,662 separate, and R$24,717 consolidated).	Parent Company	—	—	Undetermined	Settlement of the agreement	1,021,007	1,594,101

6	Surety for Gerdau Açominas S.A. in financings and the opening of a letter of credit for expansion projects and the acquisition of equipment in an amount of up to US$1,178,558 thousand. No remuneration.	Subsidiary	2,042,893	07/26/05	11/2011	Settlement of the agreement	1,178,341	2,007,732

7	Co-surety for Gerdau Holdings Inc. in the 10-year Bond issued in November/2009 in an amount of up to US$1,250,000,000.00. No remuneration.	Subsidiary	2,188,125	31/11/2009	01/2020	Settlement of the agreement	2,082,750	2,145,125

8	Surety for Siderúrgica Del Peru in a loan granted by banks Banco de Crédito Del Peru (BCP) and Scotiabank in an amount of up to US$150,000,000.00. No remuneration.	Subsidiary	294,795	05/24/07	04/2014	Settlement of the agreement	15	356,760

9	Co-surety for GNA Partners in credit facilities granted by banks ABN AMRO Bank N.V., HSBC Securities (USA) Inc., and J.P. Morgan Securities Inc., in an amount of up to US$2,750,000,000.00. No remuneration.	Subsidiary	5,395,500	08/31/07	09/2013	Settlement of the agreement	2,815,878	6,183,840

10	Co-surety for GTL Trade Finance Inc. in the 10-year Bond issued in October/2007 in an amount of up to US$1,500,000,000.00. No remuneration.	Subsidiary	1,744,000	10/22/07	10/2017	Settlement of the agreement	2,499,300	3,567,600

11	Co-surety for Gerdau Macsteel Inc. in a revolver financing in an amount of up to US$500,000,000.00. No remuneration.	Subsidiary	788,630	05/23/08	05/2011	Settlement of the agreement	166,697	1,151,146

12	Surety for Gerdau Aços Especiais S.A. in an electric power purchase and sale agreement with Duke Energy International, Geração Paranapanema S.A., in the present value of up to R$1,603,826.00.	Subsidiary	1,664	09/23/08	09/2016	Settlement of the agreement	1,604	1,232,017

13	Surety for Siderúrgica del Peru S.A. in an uncommitted facility of up to US$ 70,000,000.00 with bank Standard Chartered.	Subsidiary	148,071	10/30/08	Undetermined	Settlement of the agreement	116,634	166,488

14	Surety for Diaco S.A. in a financing granted by Banco BBVA Colômbia of up to COP 61,500,000,000.00, equivalent to US$35,000,000.00 on the agreement’s date. No remuneration.	Subsidiary	55,832	07/16/08	07/2013	Settlement of the agreement	58,317	83,244

15	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$25,000,000.00 granted by Banco BNP Paribas for the funding of construction works and acquisition of supplementary equipment.	Associated	43,300	12/07/09	07/2015	Settlement of the agreement	41,655	46,870

			Original Amount				Outstanding Amount
						Termination or		Largest amount
	INTRA-GROUP AGREEMENTS	Relationship	In thousands		Maturity or	extinction	December 31,	during the period
Item	Purpose of the Agreement	with issuer	of R$	Date	Deadline	conditions	2010	covered

16	Guarantee for Industrias Nacionales C. por A. for the financing of up to US$34,935,000.00 granted by Banco BNP Paribas for the funding of the acquisition of 85% of the principal equipment.	Associated	59,229	05/28/10	01/2019	Settlement of the agreement	54,781	59,229

17	Co-surety for Gerdau Holdings Inc. in the 10-year Bond issued in September/2010 in an amount of up to US$1,250,000,000.00.	Subsidiary	2,117,750	09/01/10	09/2020	Settlement of the agreement	2,082,750	2,126,750

18	Guarantee for Gerdau Corsa SAPI de C.V. in a working capital credit facility with Banco BBVA for the payment of expenses with suppliers in an amount of up to US$44,500,000.00.	Associated	75,392	08/27/10	03/2011	Settlement of the agreement	74,146	76,366

19	Current account (active intragroup loan) with Gerdau Aços Longos S.A. Pays the monthly variation of the CDI.	Subsidiary	—	07/31/05	Undetermined	Not applicable	644	29,251

20	Current account (active intragroup loan) with Gerdau Ameristeel Corp. Pays the contracted charges plus forex variation.	Subsidiary	—	12/01/10	Undetermined	Not applicable	663	663

21	Current account (active intragroup loan) with Gerdau Trade Inc. Pays the contracted charges plus forex variation.	Subsidiary	—	09/01/10	Undetermined	Not applicable	1,893,947	1,940,761

22	Gerdau S.A. usually trades its own debentures on behalf of Metalúrgica Gerdau S.A. and other direct and indirect controlling shareholders, with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation.	Direct and indirect controlling shareholders	—	—	Undetermined	Maturity	456,397	456,397

23	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Especiais S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2010, repurchase transactions amounted to R$288,791, while sales totaled R$262,759.	Subsidiary	—	—	Undetermined	Maturity	45,160	67,229

24	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Aços Longos S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2010, repurchase transactions amounted to R$1,259,542, while sales totaled R$1,490,324.	Subsidiary	—	—	Undetermined	Maturity	405,468	615,926

25	Gerdau S.A. usually trades its own debentures on behalf of Gerdau Açominas S.A., with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2010, repurchase transactions amounted to R$641,647, while sales totaled R$457,546.	Subsidiary	—	—	Undetermined	Maturity	—	207,691

26	Gerdau S.A. usually trades its own debentures on behalf of Aços Villares S.A. (merged on 12/30/2010), with that company itself acting as obligor. These transactions are carried out at the present unit price of the paper, which pays the CDI variation. In 2010, repurchase transactions amounted to R$1,133,485, while sales totaled R$1,111,905.	Subsidiary	—	—	Undetermined	Maturity	—	739,100

27	Gerdau S.A., due to the merger of Aços Villares S.A. on 12/31/2010, has accounts receivable derived from purchases from and sales to subsidiaries (Gerdau Comercial de Aços S.A., Gerdau Aços Longos S.A., Gerdau Aços Especiais S.A., Gerdau Açominas Overseas Ltd., Gerdau Laisa S.A., Empresa Siderúrgica Del Peru, Siderúrgica Zuliana, C.A., Sidenor Villares, and Villares Corporation of America). Purchases in the period totaled R$96,278, made through Aços Villares S.A., and sales amounted to R$309,562.	Subsidiaries	—	—	Undetermined	Maturity	63,584	63,584

28	Current account (active intragroup loan) with Fundação Gerdau and others. Pays the monthly variation of the CDI.	Associated and others	—	—	Undetermined	Maturity	23,495	70,151

29	Current account (active intragroup loan) with Metalúrgica Gerdau S.A. and others. Pays the monthly variation of the CDI.	Parent Company and others	—	—	Undetermined	Maturity	722	4,573

Comment No 14

We note that you do not provide the information required by Item 9.A.4. of Form 20-F for your common shares listed on the Sao Paulo Stock Exchange. Please provide such information in future filings, or alternatively, tell us why you are not required to do so.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to provide information for the common shares and we intend to include in future filings similar disclosure as presented below:

Common Stock

The following table presents high and low market prices in Brazilian reais for Gerdau S.A. common stock (GGBR3) listed on the São Paulo Stock Exchange (BOVESPA) for the periods shown, as well as the high and low market prices in U.S. dollars for the same period.

Closing Price GGBR3 — Annual Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2006(*)	13.74	8.62	6.43	3.55
2007(*)	20.22	12.29	11.57	5.76
2008(*)	31.19	8.26	19.14	3.69
2009	22.37	8.52	13.10	3.63
2010	23.20	14.67	13.07	8.50

Source: Bloomberg

Closing Price GGBR3 — Quarterly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2009
1Q	14.29	8.52	6.29	3.63
2Q	16.45	10.11	8.43	4.42
3Q	18.40	13.62	10.20	6.91
4Q	22.37	17.26	13.10	9.68
2010
1Q	22.11	18.01	12.76	9.61
2Q	23.20	16.11	13.07	8.5
3Q	19.20	16.44	10.94	9.21
4Q	17.55	14.67	10.35	8.53
2011
1Q	18.28	15.51	10.90	9.39

Source: Bloomberg

Closing Price GGBR3 — Monthly Basis (adjusted for dividends and events)

	Brazilian reais per Share		U.S. dollars per Share
Year	High	Low	High	Low
2010
January	22.11	18.85	12.76	10.00
February	19.64	18.01	10.77	9.61
March	21.27	19.30	11.96	10.69
April	23.20	20.83	13.07	11.84
May	20.30	16.11	11.72	8.50
June	18.27	16.53	10.31	8.89
July	18.45	16.44	10.47	9.21

August	19.20	16.68	10.94	9.47
September	18.36	16.81	10.70	9.83
October	16.98	15.39	10.09	9.07
November	17.55	14.67	10.35	8.53
December	17.49	15.39	10.29	9.02
2011
January	18.28	15.86	10.90	9.41
February	17.92	16.51	10.77	9.94
March	17.24	15.51	10.42	9.39
April	16.00	14.72	10.16	9.23
May	14.99	13.60	9.53	8.43

Source: Bloomberg

(*) The stock prices have been retroactively adjusted for all periods to reflect: (a) a stock dividend of one share for two shares held, approved in March 2006; and (b) a stock dividend of one share for one shares held, approved in June 2008.

Comment No 15

We note your statement that the information required by Item 10.B. of Form 20-F was included in your Registration Statement on Form 20-F filed on June 30, 2005. In future filings, please include all of the information required by Item 10.B. of Form 20-F within your Annual Report on Form 20-F. In particular, we note that your investors own both common and preferred stock, and that the rights attaching to such shares, including the voting rights, are different. Please ensure that the information you provide in response to this item includes a complete description of the rights, preferences and restrictions attaching to each class of shares. Please provide us with draft disclosure showing how you will present this information in future filings.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to include all of the information required by Item 10.B. of Form 20-F within the current Annual Report on Form 20-F and we intend to include in future filings similar disclosure as presented below:

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

The last amendment of the By-laws was made on December 30, 2010, and it was registered with the Commercial Registry Office of Rio de Janeiro (Junta Comercial do Rio de Janeiro) in January 1st, 2011, under number 00002136102. The general registry number of Gerdau S.A (NIRE) is 33.3.0003228-8.

The consolidated By-laws can be found as Exhibit 1.1 to the present Annual Report.

Objects and Purposes

According to the consolidated By-laws of the Company its objects and purposes are described in its article 2, as stated below:

Art. 2 -  The Company, which will have an unlimited lifetime, has the following purposes: a) interests in the capital of companies actuating in the industry and trade of steel and/or metallurgical products, with plants integrated to ports or not, as well as other companies and industrial consortia, including activities of research, mining, ore industrialization and trading, elaboration, execution and administration of forestation and reforestation, as well as the trade, export and import of goods, conversion of forests into charcoal, transport of goods of its own manufacture and port operator activities, referred to in Law No. 8.630, of February 8, 1993; and b) industry and trade exploitation, including representation, importing and exporting of steel, iron and related products.

Summary of Special Conditions Relating to Directors and Officers

Although the By-laws do not specifically address this matter, the Company and its directors and officers are obliged to adhere the provisions of Law 6.404/76, which regulates corporations in Brazil. In general terms, article 153 of the Corporate Law establishes that in exercising his/her duties, a company director or officer shall employ the care and diligence which an active person of integrity normally employs in the administration of his/her own affairs.

Article 154, paragraph 2 of the Corporate Law, states that directors and officers shall not: a) perform an act of liberality at the expense of the company; b) borrow money or property from the company or use company property, services or credits for his/her own advantage or for the advantage of any entity in which he/she/any third party has an interest without the prior approval of a General Shareholders’ Meeting or the Board of Directors; c) by virtue of his/her position, receive any type of direct or indirect personal benefit unless according to the Company’s By-laws or a General Shareholders’ Meeting.

In more specific terms, as outlined in the paragraph 1 of article 156 of the same law, a director or an officer may only perform transactions with the Company under reasonable and fair conditions, identical to the conditions prevailing in the market, or in situations under which the Company would contract with third parties, including occasional loan agreements between the Company and its directors or officers.

Article 152 of the Corporate Law states that the General Shareholders’ Meeting shall establish the financial compensation of directors and officers as well as any benefits and representational allowances. Article 146 of Law 6,404/76 establishes that the members of the Company’s Board of Directors must be shareholders, and that they must own at least one share in the Company. There is no By-law or legal rule as to any mandatory employment limit date or retirement age for directors and officers. In addition to enforcing the pertinent legal provisions, the Company also observes the rules and corporate governance recommendations of the São Paulo Stock Exchange (Information regarding the differentiated corporate governance levels was included in the Registration Statement on Form 20-F dated June 30, 2004 - Commission file number 1-14878).

Adherence to these rules is consolidated in a contract in which the Company and its directors and officers agree to enforce the relevant regulations, which establish that the company shall submit to the São Paulo Stock Exchange and disclose information on any contract established between the Company and its controlled and associated companies, senior managers and the controlling shareholder; between the Company and the subsidiary or associated companies of its senior managers and the controlling shareholder; and between the Company and any other companies that form a de facto or de jure group with the entities mentioned above, whenever a single contract, or a series of related contracts, with or without the same purpose, equals or exceeds R$ 200,000.00 within any one-year period, or equals or exceeds an amount equal to one percent of the company’s net equity, whichever is higher.

When submission or disclosure of information is required, the information must detail the scope of the contract, its term of effectiveness and value, the conditions for termination and accelerated expiration and any influence that such a contract may have on the company’s management and business. This issue is also covered in the Gerdau Ethical Guidelines, which outline and consolidate the rules guiding the behavior of the Gerdau Group and its employees, as described in item 16 B of this document, and also available at www.gerdau.com.br Gerdau’s officers must abide by the Gerdau Ethical Guidelines, both internally and when representing the Company. They must act in accordance with standards that reflect their personal and professional integrity and are compatible with the bond they have established with the Company and society at large. They must carefully evaluate situations involving conflicts between personal interests and those of the Company, and carry out in the Company’s best interests all activities involving Company resources, property, services or credits, reporting any private activities that may interfere or conflict with the Company’s interests, disclosing the extent and nature of such activities, maintaining their loyalty to the Company, and refraining from using privileged information concerning business opportunities to their own benefit or to the benefit of others, regardless of whether these are to the advantage or the disadvantage of the Company.

Rights, preferences and restrictions attaching to each class of the shares

The capital stock is divided into common and preferred shares. The capital amounts to R$ 15,666,547,445.00, divided in 505,600,573 common shares and 1,011,201,145 preferred shares, with no par value.

Rights to dividends

All common and preferred shares enjoy the same rights to dividends, which is established by the Company’s By-laws as a minimum mandatory percentage of 30% of net income, with the following adjustments:

(i) the addition to the following amounts:

• amounts arising during the fiscal year from the reversal of previous contingency reserves;

• amounts resulting from the realization, during the fiscal year, of profits that have previously been transferred to the unrealized profit reserve line;

• amounts arising from the realization during the fiscal year of increases in the value of assets, as a result of new valuations, recorded as revaluation reserve.

(ii) the subtraction of amounts assigned during the fiscal year for the constitution of legal reserves, the reserve for contingencies, the unrealized profit reserve and the tax incentive reserve.

Voting and redemption rights:

The common shares have voting rights. The preferred shares do not give their holders the right to vote, except when said rights are guaranteed by Federal Law 6,404/76, and may not be redeemed. Note also that the Company’s By-laws state, in Article 19, Paragraph 11, that the preferred shares shall acquire the right to vote if the Company, for three consecutive fiscal years, fails to pay the minimum dividends to which they are entitled, a right that the shares will hold until the first subsequent payment of dividends that the Company makes.

The reelection of Directors is permitted according to the Bylaws.

Cumulative voting is permitted, according to art. 141 of Federal 6.404/76. The controller shareholder has the right to elect at least one member more that the number of members elected by cumulative voting.

Rights to the reimbursement of capital:

The preferred shares enjoy preference in the reimbursement of capital, up to the value of their respective interest in the capital stock, in the event of the Company’s dissolution, after which the common shares are reimbursed up to the value of their respective fractional participation in the capital stock, with the remaining balance distributed on equal conditions among the holders of the common and preferred shares.

Sinking fund provisions:

The Investment and Working Capital Reserve, stated at art. 19, §3º of the By-laws may be considered as a Sinking Fund of the Company.

Shareholders owning a substantial number of shares:

There is no specific provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

Changes to the rights.

Changes to the rights assured by the bylaws require amendments to the bylaws, which must be resolved on by the Extraordinary Shareholders’ Meeting. This provision equals to the provision set forth in Law.

Annual general meetings and extraordinary general meetings of shareholders

The shareholders’ meetings are called in accordance with the provisions set forth in Article 124 of Law 6,404/76. The conditions of admission are set forth in article 126 of the same Law.

Limitations on the rights of non-residents and foreign shareholders to own securities.

There are no limitations on the rights to own securities by non-residents or foreign shareholder set forth in the Bylaws of Gerdau S.A. The Brazilian Law neither establishes limitation. Note that some procedures shall be observed by the foreign companies for the remittance of funds (see item 10.D, below).

Change in control of the company

The bylaws attribute to all shares the right to be included in any public offering involving the transfer of control, guaranteeing the same price paid per share with voting rights that are part of the controlling block. The procedures for the public offer are set forth by law and by the Brazilian Securities Commission’s (CVM) rules.

Disclosure of shareholders ownership

There are no rules in the bylaws in this regard.

Significant difference in the applicable Law

We understand that there is no relevant difference that should require additional explanation.

Conditions more stringent governing changes in the capital than is required by law.

The are no conditions imposed by the bylaws more stringent than is required by Law governing changes in the capital.

Comment No 16

We note that your disclosure regarding taxation addresses only preferred shares and ADRs. In future filings, please revise your discussion to also include the information required by Item 10.E. of Form 20-F for your common shares

Response:

The Company has not included discussion of the taxation of ownership interests in its common shares because they are not listed or registered in the United States and trade only in Brazil. As such we do not believe it would be appropriate to furnish detailed tax disclosure concerning the treatment of an ownership interest in such securities.

Comment No 17

In future filings, please describe all fees that a holder of your ADRs may have to pay, either directly or indirectly, including all of the information required by Item 12.D.3. of Form 20-F.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to describe all fees that a holder of an ADR of the Company may have to pay, either directly or indirectly, including all of the information required by Item 12.D.3 of Form 20-F and we intend to include in future filings similar disclosure as presented below:

The depositary collects its fees for delivery and surrender of ADRs directly from investors depositing shares or surrendering ADRs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.

The fees that ADR holders may be required to pay or incur are the following:

Issuance and delivery of ADRs, including in connection with share distributions,

stock splits and other corporate actions	$0.02 or less per ADR

Depositary services	$0.02 or less per ADR

Withdrawal of shares underlying ADRs	$5.00 or less per 100 ADRs

Cash distributions	$0.02 or less per ADR

Comment No 18

We note that your audit committee financial expert is independent “within the meaning of the SEC rules.” Please advise whether your audit committee financial expert is independent according to the NYSE listing standards. See Item 16A(a)(2) of Form 20-F.

Response:

In response to the Staff’s comment, the Company confirms that its audit committee financial expert is independent according to the NYSE listing standards.

Comment No 19

We note you disclose the measured, indicated, and inferred resources for your iron ore operations total 2.9 billion tonnes. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. Please remove all resource disclosure from your filing.

Response:

In response to the Staff’s comment, the Company will revise its disclosure in future filings to remove all resource disclosure from its filing.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer

Name:	Osvaldo Burgos Schirmer
Title:	Chief Financial Officer

Copy:  Erin Jaskot, Esq.

Staff Attorney